MDS Inc. Announces Second Quarter Results

MDS Core Businesses Deliver Solid Performance

Toronto, Canada -- June 4, 2003: MDS Inc. (TSX: MDS, NYSE: MDZ) today reported its second quarter financial results with revenues of $458 million compared to $448 million for the same quarter last year. Our Life Sciences and Health segments delivered year-over-year and sequential growth in revenues. Earnings per share from core businesses in the Life Sciences and Health segments were $0.29 per share compared to $0.33 in the same period last year. Before certain one-time gains and provisions recorded in the second quarter this year and last, net income was $33 million compared to $39 million reported in the second quarter of 2002. Basic earnings per share of ($0.03) reflect a ($0.27) net impact of the one-time and special items.

Items that impact the comparability of earnings per share for the quarter and the year-to-date are as follows:

	Second Quarter		Six Months
	2003	2002	2003	2002
Earnings per share from core businesses	$0.29	$0.33	$0.53	$0.52
Gain (loss) on sale of business	0.06	(0.05)	0.06	(0.05)
Lawsuit gain	0.18	-	0.18	-
Valuation provisions	(0.51)	-	(0.51)	-
Impact of MDS Proteomics	(0.05)	(0.06)	(0.12)	(0.12)
Basic earnings per share	($0.03)	$0.22	$0.14	$0.35

During the last quarter events related to certain private investee companies and the general difficulty that biotech companies were having with financing led us to review the future realizable value of a number of our long-term investments. These events, combined with the difficulties that Hemosol has encountered with their clinical trials, have resulted in a pre-tax provision of $75 million in the second quarter to reduce the carrying value of these investments to their estimated net realizable values. Also in the second quarter, a $39 million pre-tax gain resulting from the payment by Micromass/Waters of the patent infringement award originally announced in the second quarter of last year and a $10 million pre-tax gain from the sale of the Oncology Software Solutions business were recognized. The net impact of these items is ($0.27) per share in the second quarter.

"Our second quarter was a reasonable quarter and most business units showed some growth. We saw improvement over the first quarter of 2003 with earnings per share from core businesses of $0.29 compared to $0.24. Because the second quarter of 2002 was unusually strong, our year-over-year growth appears low; however, our core earnings have been up quarter-over-quarter for the last four quarters." said John Rogers, President and CEO of MDS Inc. "Today's economic environment and continuing difficult financial markets are making it hard for some of our investee companies to raise the funds they require to continue to develop their technologies. We are making every effort to maximize the value from these investments." he added. Mr. Rogers continued, "During the second quarter we realized significant cash gains from the Oncology Software Solutions sale and the Micromass patent infringement suit. These gains have partially offset the impact of the provisions in our second quarter results."

Operating results by reportable segment for the quarter were (amounts in millions of Canadian dollars):

Second Quarter	2003				2002
	Revenues	Income before Unusual Items (loss)	Unusual Items	Operating Margin	Revenues	Income before Unusual Items (loss)	Unusual Items	Operating Margin
Life Sciences	277	54	3	21%	272	66		24%
Health	181	17	(29)	n/m	175	18	(7)	6%
Core Businesses	458	71		10%	447	84		17%
Proteomics	-	(7)		n/m	1	(13)		n/m
	458	64	(26)	9%	448	71	(7)	14%

Life Sciences Segment

For Life Sciences, revenues were $277 million up from $272 million for the same period in 2002. Operating income for the segment was $57 million compared to $66 million in the second quarter of 2002. Revenues in our analytical instruments business grew by 25% in the quarter on the continued strength of the high-end mass spectrometer business. Pharma services revenues declined slightly over the prior year, but grew 6% over the first quarter of 2003. Isotope revenues decreased slightly, however the drop was entirely a result of the sale of Oncology Software Solutions in the second quarter this year and the sale of our High-Dose-Rate Brachytherapy business at the end of the second quarter last year. Excluding these revenues from last year, results in a 6% increase in isotope revenues.

Operating income for the quarter reflects a $3 million net impact of gains and provisions that occurred in the Life Sciences segment.

Health Segment

Revenues in the Health Segment grew to $181 million. Operating income from laboratories and distribution services was $17 million before investment provisions. This compares with $18 million last year, excluding the loss realized on the sale of MDS Matrx. Revenues in the diagnostics and distribution businesses grew 4% in the quarter relative to the same period last year.

The second quarter saw the successful conclusion of laboratory fee negotiations in Ontario. This agreement will provide annual increases of 4% and 5% in the next two years as well as increases to support new laboratory technologies and services for long-term care facilities.

Proteomics Segment

In the Proteomics segment, operating losses were $7 million for the quarter. MDS Proteomics continues to focus on identifying new financial and scientific partners as well as moving the research and development for existing agreements and pilots forward.

Outlook

We remain cautiously optimistic in our view of the remainder of 2003. Our businesses are continuing to focus on executing the strategies that will allow us to achieve our growth targets for the year. Our analytical instruments business has continued to drive our overall growth. We are pleased with the success of products such as our API 4000, and our Q-TRAP™, and have also enjoyed sales increases in our more mature products. We will continue to invest in other opportunities with these technologies and with technologies that we believe provide complementary opportunities in these markets. We expect to see improved revenues in our pharmaceutical research services as we take advantage of increased capacity and work on developing and attracting more business. We expect to see growth in our isotope business as cobalt supply constraints ease towards the end of 2003. We look forward to the full commissioning of the MAPLE reactor later this year, and are pleased with the progress made in the power commissioning of the MAPLE reactors over the last quarter.

MDS will be holding a conference call today at 11:00 am. This call will be webcast live at, www.mdsintl.com, and will also be available in archived format at http://www.mdsintl.com/news_present.asp after the call.

MDS Inc. (TSE: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs nearly 11,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further information contact:

Sharon Mathers Vice-President Investor Relations & Corporate Communications 416-675-6777 x 2695 smathers@mdsintl.com

Incorporated under the Canada Business Corporations Act

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

As at April 30 with comparative to October 31 (millions of Canadian dollars)		2003		2002
ASSETS				
Current				
Cash and cash equivalents	$	**231**	$	194
Accounts receivable		**278**		328
Inventories		**184**		153
Income taxes recoverable		**9**		21
Prepaid expenses		**27**		25
		729		721
Capital assets		**753**		740
Future tax assets		**20**		35
Long-term investments and other *[note 2]*		**228**		267
Goodwill		**765**		779
Total assets	$	**2,495**	$	2,542
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Bank indebtedness	$	**7**	$	10
Accounts payable and accrued liabilities		**277**		317
Deferred income		**52**		63
Income taxes payable		**18**		17
Current portion of long-term debt		**10**		13
		364		420
Long-term debt *[note 3]*		**571**		602
Deferred income and other		**53**		59
Future tax liabilities		**55**		51
Minority interest		**64**		56
		1,107		1,188
Shareholders' equity				
Share Capital *[note 5]*		**808**		805
Retained earnings		**551**		543
Cumulative translation adjustment		**29**		6
		1,388		1,354
Total liabilities and shareholders' equity	$	**2,495**	$	2,542

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(millions of Canadian dollars, except per share amounts)	Three months to April 30,		Six months to April 30,	
	2003	2002	**2003**	2002
Net revenues	**$ 458**	$ 448	**$ 898**	$ 866
Direct costs	**(286)**	(281)	**(565)**	(559)
Other operating costs	**(88)**	(81)	**(182)**	(162)
Depreciation and amortization	**(19)**	(21)	**(39)**	(42)
Other income (expense) - net *[note 4]*	**(26)**	(7)	**(26)**	(7)
Equity earnings and investment gains	**(1)**	6	**1**	8
Operating income	**38**	64	**87**	104
Interest expense	**(7)**	(5)	**(15)**	(9)
Dividend and interest income	**2**	2	**5**	4
Minority interest	**(2)**	(1)	**(3)**	(1)
Income before income taxes	**31**	60	**74**	98
Income taxes	**(36)**	(28)	**(55)**	(48)
Net income	**$ (5)**	32	**$ 19**	50
Earnings per share [note 5]				
Basic	**$ (0.03)**	$ 0.22	**$ 0.14**	$ 0.35
Diluted	**$ (0.03)**	$ 0.21	**$ 0.14**	$ 0.34

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited)

(millions of Canadian dollars)	Three months to April 30,		Six months to April 30,	
	2003	2002	**2003**	2002
Retained earnings, beginning of period	**$ 566**	$ 474	**$ 543**	$ 457
Net income	**(5)**	32	**19**	50
Repurchase of shares and options	**(3)**	(2)	**(4)**	(3)
Dividends - cash	**(5)**	(4)	**(5)**	(4)
- stock	**(2)**	(2)	**(2)**	(2)
Retained earnings, end of period	**$ 551**	$ 498	**$ 551**	$ 498

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of Canadian dollars, except where noted]

1. ACCOUNTING POLICIES

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2002, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

2. LONG-TERM INVESTMENTS AND OTHER

During the second quarter the Company reduced the carrying value of certain investments to reflect their estimated net realizable value. (see note 4)

The Company's share of earnings of significantly influenced companies and partnerships included in operating income for the period was a net loss of $1 million [2002 - $6].

3. LONG-TERM DEBT

A $66 million reduction in the carrying value of long-term debt since January 2003 was due to the strengthening of the Canadian dollar relative to the US dollar, and the repayment of bank debt. The revaluation of our US$311 million private placement debt resulted in an unrealised foreign exchange gain. As we have designated this debt as a hedge against our net foreign investments, the unrealised foreign exchange gain has been recorded in the cumulative translation adjustment account, offsetting unrealised foreign exchange losses from the translation of net foreign investments.

During the quarter, MDS Proteomics recorded a $3 million gain on the revaluation of a US dollar denominated convertible note. As this debt is not designated as a hedge, the resulting gain has been recorded in other operating costs.

4. OTHER INCOME (EXPENSE) -- NET

During the quarter the Company sold its Oncology Software Solutions ("OSS") business unit for net proceeds of $29 million. A gain of $10 million was recognized on this transaction.

During the quarter, MDS received net proceeds of a lawsuit award totalling $39 million, which has been recorded in other income (expense).

During the quarter, certain of the long-term investees of the Company encountered financial and other difficulties that resulted in significant declines in the value that could be realized in the event of a sale. Because this decline is believed to be other-than temporary, MDS has recorded a provision of $75 million to reduce the carrying value of these investments to an estimate of their net realizable value. This provision was recorded in other income (expense).

5. EARNINGS PER SHARE

(a)

Basic earnings per share is calculated by dividing the net earnings by the weighted average number of Common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

  Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments". The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on assumptions consistent with those disclosed in the Company's annual financial statements for the year ended October 31, 2002.

Options granted during the quarter were approximately 27,500 [2002 -- 72,500]. For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

6. INCOME TAXES

The effective tax rate for the quarter was 116%, due principally to the fact that we were unable to record tax benefits on the investment write-downs reported this quarter, as disclosed below:

	Three months ended April 30,
	2003	2002
Combined Canadian federal and provincial tax rate	36%	38%
Increase (decrease) in effective tax rate as a result of:
(Gain) loss on sale of businesses	(5%)	5%
Write-down of investments	76%	- %
Other	1%	2%
	108%	45%
MDS Proteomics loss recorded at future tax rates	8%	2%
Effective income tax rate	116%	47%

7. SUPPLEMENTARY CASH FLOW INFORMATION

8. SEGMENTED INFORMATION

	Three Months ended				Three Months ended
	April 30, 2003				April 30, 2002
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total

Net revenues	$277	$181	$-	$458	$272	$175	$1	$448

Operating income	57	(12)	(7)	38	66	11	(13)	64

Revenues by products and services:
Medical isotopes				80				88
Analytical equipment				70				56
Pharmaceutical research services				127				128
Clinical laboratory services				134				131
Distribution and other				47				44
Proteomics				-				1

	Six Months ended				Six Months ended
	April 30, 2003				April 30, 2002
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total

Net revenues	$540	$358	$-	$898	$512	$352	$2	$866

Operating income	104	-	(17)	87	108	22	(26)	104

Revenues by products and services:
Medical isotopes				158				166
Analytical equipment				135				102
Pharmaceutical research services				247				244
Clinical laboratory services				268				253
Distribution and other				90				99
Proteomics				-				2

Total assets at April 30	$1,906	$387	$202	$2,495	$1,873	$436	$192	$2,501

9. FINANCIAL INSTRUMENTS

MDS is a global company subject to the risk that its earnings and cash flows may be affected by fluctuations in foreign exchange conversion rates. The Company uses foreign exchange forward contracts to manage this foreign exchange risk and purchases forward contracts to hedge a substantial portion of its current and future net US dollar denominated cash inflows.

As of April 30, 2003, the Company had outstanding foreign exchange contracts to sell US$490 million at a weighted average rate of C$1.56 maturing over the next 24 months.

Forward contracts are treated as hedges for accounting purposes. As at April 30, 2003, unrecognized gains on forward contracts accounted for as hedges amounted to $28 million (2002 - $3).

10. CUMULATIVE TRANSLATION ADJUSTMENT

Unrealized translation adjustments arise on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange gain of $29 million as at April 30, 2003 exists primarily due to the strengthening of the Canadian dollar against the US dollar.